Exhibit 99.1

VIRTUALFUND.COM, INC.

RESTRICTED STOCK AGREEMENT

This Restricted Stock Agreement (“Agreement”) is made as of the 10th day of January, 2003, between VirtualFund.com, Inc. (the “Company”), a Minnesota corporation, and Douglas Henkel, a consultant to the Company (the “Consultant”).

The Company desires to compensate the Consultant for anticipated future services outlined in Annex A attached hereto relating to the Company’s initial entry into the sub-prime lending market and to provide the Consultant through his or her proprietary interest with the opportunity to participate in the success of the Company and its subsidiaries.

THEREFORE, in consideration of the foregoing, of the mutual promises set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Company and the Consultant agree as follows:

1.                                       Transfer of Restricted Stock.  Subject to the terms and conditions set forth below in this Agreement, the Company grants, assigns, transfers, and delivers to the Consultant, and the Consultant accepts from the Company, a total of 2,000,000 shares of the Company’s $.01 par value Common Stock (the “Shares”), for no cash consideration, such Shares to be evidenced by a certificate or certificates registered in the name of the Consultant and bearing an appropriate investment warranty legend and a legend referring to the restrictions set forth in this Agreement.

2.                                       Restricted Period.  The restrictions to which the Shares shall be subject during the Restricted Period, defined as the period commencing on the date hereof and terminating as set forth in subparagraph (c) below, shall be as follows:

(a)           During the Restricted Period applicable to the Shares, none of such Shares shall be sold, exchanged, transferred, pledged, hypothecated, or otherwise disposed of, whether voluntarily, involuntarily, or by operation of law.

(b)           If the services of the Consultant by the Company or any subsidiary of the Company should be terminated voluntarily by the Consultant or by the Company (such termination can occur for no reason or any reason in the sole and unilateral discretion of the Consultant or the Company), then the Consultant shall forfeit to the Company, for no consideration, 2,000,000 Shares less the product of 2,000,000 multiplied by the number of completed calendar months of service by the Consultant divided by 36 (e.g., 1,444,444 = 2,000,000 Shares less the product of 2,000,000 multiplied by (10 [the hypothetical number of completed calendar months of service provided by the Consultant] divided by 36)).

(c)           The Restricted Period for the Shares granted pursuant to this Agreement shall lapse in thirty-six (36) months from the date hereof.

While any Shares are subject to the restrictions described in Section 2, the certificate representing such Shares shall contain a legend substantially in the following form:

“The transferability of this certificate and the Shares of stock represented hereby are subject to the terms and conditions (including forfeiture) of the Agreement entered into between the registered owner and VirtualFund.com, Inc.  Copies of such Agreement are on file in the offices of VirtualFund.com, Inc.”

3.                                       Investment Representation.  The Consultant is acquiring the Shares for investment and not for resale or distribution.  The Consultant has been fully informed of the circumstances under which he or she is required to hold the Shares pursuant to the requirements of the Securities Act of 1933 (the “Act”) and applicable state securities, or Blue Sky, laws.  The Shares are not registered under the Act and may not be transferred or otherwise disposed of unless the Shares are subsequently registered under the Act or are exempt from registration.  The Company is under no obligation to register the Shares under the Act or to comply with any applicable exemption under the Act with respect to the Shares.  A reference to the above investment representation shall be inscribed on the certificate or certificates evidencing the Shares.

4.                                       Deposit of Certificates.  To induce the Company to issue to the Consultant the Shares pursuant to this Agreement, the Consultant agrees that he or she shall, at any time upon the request of the Company, deposit with the Company the certificate or certificates representing the Shares (to the extent the certificate or certificates are not, at the time of such request, already deposited with the Company), together with stock powers or other instruments of transfer appropriately endorsed in blank by him or her.  This deposit, if requested, shall remain in effect with respect to any portion of the Shares until the Restricted Period shall have lapsed with respect to such Shares pursuant to Section 2(c) of this Agreement.

5.                                       Services of the Consultant.  Nothing in this Agreement shall be construed as constituting a commitment, guaranty, agreement, or understanding of any kind or nature that the Company or its subsidiaries shall continue to utilize the services of the Consultant, and this Agreement shall not affect in any way the right of the Company or its subsidiaries to terminate the services of the Consultant at any time.

6.                                       Rights of Stockholder.  Subject to the terms and provisions of this Agreement, the Consultant shall have all the rights of a stockholder of the Company with respect to the Shares, including the right to vote the Shares and to receive all dividends or other distributions paid or made with respect to the Shares.

7.                                       Burden and Benefit.  The terms and provisions of this Agreement shall be binding upon, and inure to the benefit of, the Consultant and the Consultant’s executors or administrators, heirs, and personal and legal representatives.

8.                                       Governing Law.  This Agreement shall be construed and enforced in accordance with the laws of the State of Minnesota.

9.                                       Modifications.  Any change in, or modification of this Agreement shall be valid only if in writing and signed by the parties to this Agreement.

10.                                 Notices.  Any and all notices provided for in this Agreement shall be addressed: (i) if to the Company, to the principal executive office of the Company, and (ii) if the Consultant, to the address of the Consultant as reflected in the stock records of the Company.

11.                                 Invalid or Unenforceable Provisions.  The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions of this Agreement, and this Agreement shall be construed in all respects as if that invalid or unenforceable provision were omitted.

IN WITNESS WHEREOF, the Company and the Consultant have executed this Agreement as of the day and year first above written.

VIRTUALFUND.COM, INC.

By:	/s/ Timothy R. Duoos
	Its:	Chairman

CONSULTANT

/s/ Douglas L. Henkel